EXHIBIT 99.1

Fury Intercepts 11.74 g/t Gold over 6.63 Metres from Infill Drilling at Eau Claire; Commences Phase 2 Drilling

TORONTO, March 17, 2026 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) announces initial results from the Phase 1 13,000-metre exploration drill program at the Eau Claire Gold project, located in the Eeyou Istchee Territory in the James Bay Region of Northern Quebec.

Phase 1 drilling was focussed on expanding resources along high-grade shoots and adding continuity to the existing resource outside of the preliminary economic assessment identified stopes. A total of 21 holes (approximately 12,700m) has been completed, with results received for only 5,550m. Complete assay results have been received from 11 holes as well as partial results from a 12th hole. Seven holes returned significant results which are highlighted in Table 1 and Figure 1.

The key highlight was infill drill hole 26EC-099, which targeted an inferred portion of the Eau Claire resource and intercepted 11.74 g/t gold over 6.63 metres (m) approximately 40m down plunge from previous drilling. A second hole, 26EC-101, which is a further 40m step down plunge outside of the existing resource envelope has just been completed and results are pending.

“Drilling at Eau Claire continues to reinforce resource continuity, confirming mineralization remains well-developed and predictable within the deposit,” stated Tim Clark, CEO of Fury Gold Mines. “Importantly, the program shows the potential to grow the deposit between resource blocks (the Gap Zone) in shallow previously untested areas, and we look forward to continued drilling to further de-risk and expand Eau Claire as we unlock additional value for shareholders.”

Table 1: Drill Highlights to Date

Hole ID	From	To	Drilled Thickness (m)	True Thickness (m)	Au (g/t)	Purpose
25EC-083	No significant intercept
25EC-084	286.5	288.0	1.5	1.48	3.58	Infill
	299.0	301.0	2.0	1.97	2.44
25EC-085	No significant intercept
25EC-086	No significant intercept
25EC-087	383.5	386.5	3.0	2.79	2.21	Expansion
25EC-088	139.0	140.0	1.0	0.97	22.70	Infill
	362.5	365.5	3.0	2.94	4.25
25EC-089	198.0	198.5	0.5	0.49	13.10	Expansion
25EC-090	293.5	295.0	1.5	1.48	2.74	Expansion
	398.5	399.5	1.0	0.99	8.78
25EC-091	No significant intercept
25EC-092	No significant intercept
25EC-093	549.5	550.0	0.5	0.50	24.80	Infill
26EC-099*	397.5	402.0	4.5	4.25	2.59	Infill
	411.5	412.5	1.0	0.95	7.20
	431.0	432.0	1.0	0.95	6.47
	438.0	445.0	7.0	6.63	11.74
	448.0	449.0	1.0	0.95	7.15
	453.5	455.0	1.5	1.42	4.67
	458.0	459.0	1.0	0.95	5.90
Intercepts were calculated using Au grade*thickness no less than 2g/t*m with grade no less than 1g/t, maximum consecutive dilution
2m. True thickness was used for intercept calculation
* Partial results received

A Phase 2 Eau Claire drill campaign, focussed on converting inferred portions of the resource and extensions to the indicated resource category, is now underway. The fully financed Phase 2 program is anticipated to comprise of an additional 15,000 – 25,000m of drilling and is expected to continue through the spring and summer of 2026.

Eau Claire

2025-2026 Drill Campaign

FURY

Looking North
25EC-089¹
13.1 g/t Au over 0.49m
25EC-088¹
22.7 g/t Au over 0.97m
4.25 g/t Au over 2.94m
25EC-084¹
3.58 g/t Au over 1.48m
2.44 g/t Au over 1.97m
Legend
Block Model Au g/t
10
5
2.5
1
2025-2026 Drill Campaign
Hole Completed
Results Pending
Hinge
25EC-086
25EC-085
25EC-092
26EC-097
25EC-083
26EC-101
25EC-096
26EC-102
26EC-100
25EC-091
26EC-098
Gap
25EC-094
East Extension
25EC-087¹
2.21 g/t Au over 2.79m
25EC-090¹
2.74 g/t Au over 1.48m
8.78 g/t Au over 0.99m
25EC-093¹
24.8 g/t Au over 0.5m
26EC-099 (partial results)¹
2.59 g/t Au over 4.25m
7.2 g/t Au over 0.95m
6.47 g/t Au over 0.95m
11.74 g/t Au over 6.63m
7.15 g/t Au over 0.95m
4.67 g/t Au over 1.42m
5.9 g/t Au over 0.95m
200 m
N
Eau Claire
Snake Lake
Serendipity
Percival

Figure 1: Long section of the Eau Claire Deposit looking north showing the locations of the completed and current drill holes in relation to the block model.

Eau Claire - 2025-2026 Drill Campaign

Section 25EC-086-088

Looking West
22.7 g/t Au over 0.97m
4.25 g/t Au over 2.94m
Legend
Fury Drill Hole
Block Model & Drill Intercept[1] Au g/t
10
5
2.5
1
0.5
Basalt Mg Tholeiite
Basalt
Sediments
25EC-086
25EC-088
50 m

Figure 2: Eau Claire – Section 25EC-086-088

Eau Claire - 2025-2026 Drill Campaign

Section 26EC-099

Looking West
Tonalite
Quartz-Feldspar Porphyry Dyke
438 to 445 m:
Quartz-tourmaline veining in a strong Tourmaline, Biotite, Calcite, alteration zone
2.59 g/t Au over 4.25m
7.2 g/t Au over 0.95m
6.47 g/t Au over 0.95m
11.74 g/t Au over 6.63m
7.15 g/t Au over 0.95m
4.67 g/t Au over 1.42m
5.9 g/t Au over 0.95m
Legend
Fury Drill Hole
Block Model & Drill Intercept[1] Au g/t
10
5
2.5
1
0.5
26EC-099 Partial Results
26EC-101 Results Pending
Sediments
Basalt
Basalt Mg Tholeiite
100 m

Figure 3: Eau Claire – Section 26EC-099

Eau Claire - 2025-2026 Drill Campaign

Section Gap Zone

Looking West
13.1 g/t Au over 0.49m
2.74 g/t Au over 1.48m
2.21 g/t Au over 2.79m
8.78 g/t Au over 0.99m
Tonalite
Basalt Mg Tholeiite
Sediments
Basalt
25EC-089
25EC-087
25EC-092
25EC-085
25EC-090
100 m
Legend
Fury Drill Hole
Block Model & Drill Intercept[1] Au g/t
10
5
2.5
1
0.5
1. Intercepts were calculated using Au grade*thickness no less than 2g/t*m with grade no less than 1g/t, maximum consecutive dilution 2m. True thickness was used for intercept calculation.

Figure 4: Eau Claire – Section Gap Zone

Sampling and Assaying Disclosure

Analytical samples for the Drill Program were taken by sawing HQ diameter core into equal halves on site with one half sent to ALS Chemex in Val D’or, Quebec, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire with assay atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 10 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples and blanks, field and lab duplicates, and lab standards and blanks indicate good overall accuracy and precision.

Valérie Doyon, P.Geo, Senior Project Geologist at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 11.3 million common share position in Dolly Varden Silver Corp (approximately 12.3% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Salisha Ilyas, Investor Relations
Tel:	(844) 601-0841
Email:	info@furygoldmines.com
Website:	www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This news release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Specific forward-looking statements contained in this news release includes information relating to the Company’s ongoing exploration program at the Eau Claire project.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2024 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

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